Free Writing Prospectus	Filed pursuant to Rule 433
(To the Preliminary Prospectus Supplement	Registration Statement No. 333-180020
dated August 6, 2012)

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated August 6, 2012

$1,000,000,000

5.875% Fixed-to-Floating Rate Junior Subordinated Notes due 2042

Issuer:	Prudential Financial, Inc.

Securities:	5.875% Fixed-to-Floating Rate Junior Subordinated Notes due 2042

Principal Amount:	$1,000,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Maturity Date:	September 15, 2042

Interest Rate and Interest Payment Dates during Fixed-Rate Period:	5.875%, accruing from and including August 9, 2012 to but excluding September 15, 2022, payable semi-annually in arrears on each March 15 and September 15, commencing March 15, 2013 and ending September 15, 2022.

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 4.175%, accruing from and including September 15, 2022, payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing December 15, 2022.

Day Count Convention:	30/360 during the Fixed-Rate Period and Actual/360 during the Floating-Rate Period

Optional Redemption:	Redeemable in whole at any time or in part from time to time on or after September 15, 2022 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to but excluding the redemption date.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time prior to September 15, 2022, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or rating agency event, the greater of (a) 100% of the principal amount of the notes being redeemed or (b) the present value of a principal payment on September 15, 2022 and scheduled payments of interest that would have accrued from the redemption date to September 15, 2022 on the notes being redeemed, discounted to the redemption date on a semi-annual basis at a discount rate equal to the treasury rate plus 50 basis points, in each case, plus any accrued and unpaid interest to but excluding the redemption date or (ii) in the case of a regulatory capital event, 100% of the principal amount of the notes being redeemed plus any accrued and unpaid interest to but excluding the redemption date.

Offering Price:	100.000%

Proceeds (after underwriting discount and before expenses) to the Issuer:	$990,000,000 (99.000% of principal amount)

Pricing Date:	August 6, 2012

Settlement Date:	August 9, 2012 (T+3)

CUSIP/ISIN:	744320 AL6/US744320AL68

Anticipated Security Ratings:

Moody’s Investors Service: Baa3

Standard & Poor’s: BBB+

The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Joint Book-Running Managers:	Goldman, Sachs & Co. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. RBS Securities Inc. SMBC Nikko Capital Markets Limited

Junior Co-Managers:	C.L. King & Associates, Inc. Drexel Hamilton, LLC Muriel Siebert & Co., Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 866-471-2526, by calling Citigroup Global Markets Inc. toll-free at 877-858-5407, by calling HSBC Securities (USA) Inc. toll-free at 866-811-8049, by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 800-294-1322 or by calling UBS Securities LLC toll-free at 877-827-6444 ext. 561-3884.

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